August 2, 2005

      Mail Stop 4561

Robert O. Carr
Chairman and Chief Executive Officer
Heartland Payment Systems, Inc.
47 Hulfish Street, Suite 400
Princeton, NJ  08542

Re:	Heartland Payment Systems, Inc.
	Amendment No. 5 to Registration Statement on
	Form S-1
	Filed July 27, 2005
	File No.  333-118073

Dear Mr. Carr:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.
Summary, page 1

Recent Event, page 4

1. We note that you have included expected net revenue for the three and six months ended June 30, 2005. Please revise the body of the prospectus to include the disclosures required for projections pursuant to Item 10 of Regulation S-K including: a description of the reasonable basis for your good faith estimate of future performance;
a detailed description of the current assumptions and available information used in the preparation of the estimates which in management`s opinion are most significant to the projection or are the key factors upon which the financial results depend; and a statement indicating management`s intention regarding the furnishing or updated projections. See Item 10(b)(3) of Regulation S-K.

2. If you choose to retain projections of your net revenue, the discussion should be balanced and should consist of more information than merely estimates of net revenue. For example, you should also include estimates of net income (loss) and earnings (loss) per share.
See Item 10 of Regulation S-K. Please also include a discussion in the body of the prospectus.

Dilution, page 19

3. Please advise us of your basis for including deferred customer acquisition costs in your calculation of net tangible book value.

Selling Stockholders, page 76
4. Please indicate who controls shares to be sold by Uhle Limited
Partnership.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.













      You may contact Josh Forgione at 202-551-3431 or Steve
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3411
with any other questions.


Sincerely,



      Peggy Kim
      Senior Counsel


cc:	Nanci Prado, Esq. (via facsimile)
	DORSEY & WHITNEY LLP
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Robert O. Carr
Heartland Payment Systems, Inc.
August 2, 2005
Page 1